OMB APPROVAL
OMB Number: 3235-
0058
Expires: January
31, 2005
Estimated average
burden
hours per
response. . .2.50
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NUMBER
CUSIP NUMBER
(Check One): X Form 10-K  Form 20-F  Form 11-K  Form 10-Q   Form N-
SAR
For Period Ended: September 28, 2002
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________
PART I -- REGISTRANT INFORMATION
Kentucky Electric Steel, Inc.

Full Name of Registrant
_____________________________________________________________________
Former Name if Applicable
P.O. Box 3500
Address of Principal Executive Office (Street and Number)
Ashland, Kentucky  41105-3500
City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
X
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
The registrant is unable to file its Form 10-K for its fiscal year ended September 28, 2002 within the required period without unreasonable effort and expense because the registrant is negotiating a restructuring of its indebtedness under its revolving credit facility and under its senior notes; if accomplished, such restructuring is anticipated have a significant impact on certain classifications and disclosures required in the registrant's financials and other portions of its Form 10-K. The registrant's Form 10-K will be filed by the 15th calendar day following its prescribed due date.
PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

          William J. Jessie
               (Name)
(606)
(Area Code)
929-1222
(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? XYes No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The registrant operates in the steel industry, primarily as a mini-mill producer of bar flats. The registrant anticipates that its pre-tax loss for the three months ended September 28, 2002 will be approximately $1.8 million, compared to a pre-tax loss of approximately $3.3 million for the three months ended September 29, 2001. The registrant anticipates that its pre-tax losses for fiscal year 2002 will be substantially similar as for fiscal year 2001, and that its net losses overall will be lower for fiscal year 2002 primarily due to the effect of a one-time tax write-off in fiscal year 2001 of approximately $5.6 million, as previously report.



Kentucky Electric Steel, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date December 27, 2002    By    /s/  William J. Jessie
					William J. Jessie
					Vice President, Secretary, Treasurer
                              and Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).
General Instructions
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the
General Rules and Regulations under the Securities Exchange Act of
1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule
0-3 of the General Rules and Regulations under the Act. The
information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.
The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.
Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule
201 or Rule 202 of Regulation S-T (Sec. 232.201 or Sec. 232.202 of
this chapter) or apply for an adjustment in filing date pursuant to
Rule 13(b) of Regulation S-T (Sec. 232.13(b) of this Chapter).